Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 18, 2021.

GS Finance Corp. $ ETF-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be November 29, 2024) is based on the lesser performing of the Financial Select Sector SPDR® Fund and the SPDR® S&P® Bank ETF as measured from the trade date (expected to be November 23, 2021) to and including the determination date (expected to be November 25, 2024).

The return on your notes is linked to the performances of the Financial Select Sector SPDR® Fund and the SPDR® S&P® Bank ETF (each, an ETF), and not to that of the Financials Select Sector Index or the S&P Banks Select Industry Index (each, an index) on which the respective ETFs are based. In particular, the SPDR® S&P® Bank ETF follows a strategy of “representative sampling,” which means such ETF’s holdings are not the same as those of its index.  The performance of any ETF may significantly diverge from that of its index.

The Financial Select Sector SPDR® Fund was reconstituted in September 2016 to generally remove exposure to companies involved in the real estate industry. Therefore, there is limited historical information regarding the reconstituted Financial Select Sector SPDR® Fund.

If the final level of each ETF on the determination date is greater than or equal to its initial level (set on the trade date), the return on your notes will be positive or zero and will equal the participation rate of 1.25 times the ETF return of the lesser performing ETF, subject to the maximum settlement amount of $1,680 for each $1,000 face amount of your notes.

If the final level of any ETF is less than its initial level, but the final level of each ETF is greater than or equal to 70% of its initial level, you will receive the face amount of your notes.

If the final level of any ETF is less than 70% of its initial level, the return on your notes will be negative.

The amount that you will be paid on your notes at maturity is based on the performance of the ETF with the lowest ETF return. The ETF return for each ETF is the percentage increase or decrease in the final level of such ETF from its initial level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●

if the ETF return of each ETF is greater than or equal to 0% (the final level of each ETF is greater than or equal to its initial level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the lesser performing ETF return, subject to the maximum settlement amount;

●

if the ETF return of any ETF is less than 0%, but the ETF return of each ETF is greater than or equal to -30% (the final level of any ETF is less than its initial level but the final level of each ETF is greater than or equal to 70% of its initial level), $1,000; or

●

if the ETF return of any ETF is less than -30% (the final level of any ETF is less than 70% of its initial level), the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing ETF return times (b) $1,000. You will receive less than 70% of the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12.

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $925 and $955 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	expected to be November 29, 2021	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount*	Net proceeds to the issuer:	% of the face amount

*The original issue price will be      % for certain investors; see “Supplemental Plan of Distribution; Conflicts of Interest” on page PS-43.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No.      dated         , 2021.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $925 and $955 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $     per $1,000 face amount).

Prior to        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through         ). On and after        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 2,913 dated June 17, 2021

•Underlier supplement no. 25 dated October 26, 2021

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

TERMS AND CONDITIONS

CUSIP / ISIN: 40057K7C1 / US40057K7C19

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underliers (each individually, an underlier): the Financial Select Sector SPDR® Fund (current Bloomberg symbol: “XLF UP Equity”), or any successor underlier, and the SPDR® S&P® Bank ETF (current Bloomberg symbol: “KBE UP Equity”), or any successor underlier, as each may be modified, replaced or adjusted from time to time as provided herein

Underlying indices (each individually, an underlying index): with respect to the Financial Select Sector SPDR® Fund, the Financials Select Sector Index, and with respect to the SPDR® S&P® Bank ETF, the S&P Banks Select Industry Index

Face amount: $            in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount:  On the stated maturity date, the company will pay, for each $1,000 of the outstanding face amount, an amount, if any, in cash equal to the cash settlement amount.

Cash settlement amount:

●	if the final underlier level of each underlier is greater than or equal to its cap level, the maximum settlement amount;
●

if the final underlier level of each underlier is greater than or equal to its initial underlier level but the final underlier level of any underlier is less than its cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the lesser performing underlier return;

●	if the final underlier level of any underlier is less than its initial underlier level but the final underlier level of each underlier is greater than or equal to its trigger buffer level, $1,000; or
●	if the final underlier level of any underlier is less than its trigger buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the lesser performing underlier return

Initial underlier level (set on the trade date): with respect to an underlier, the closing level of such underlier on the trade date

Final underlier level: with respect to an underlier, the closing level of such underlier on the determination date, subject to adjustment as provided in “— Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of an underlier” below

Underlier return: with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage

Cap level: for each underlier, 154.4% of the initial underlier level

Maximum settlement amount: $1,680

Upside participation rate: 125%

Lesser performing underlier return: the underlier return of the lesser performing underlier

Lesser performing underlier: the underlier with the lowest underlier return

Trigger buffer level: for each underlier, 70% of its initial underlier level

Trade date: expected to be November 23, 2021

Original issue date (set on the trade date): expected to be November 29, 2021

Determination date (set on the trade date): expected to be November 25, 2024, unless the calculation agent determines that, with respect to any underlier, a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In the event the originally scheduled determination date is a non-trading day with respect to any underlier, the determination date will be the first day thereafter that is a trading day for all underliers (the “first qualified trading day”) provided that no market disruption event occurs or is continuing with respect to an underlier on that day. If a market disruption event with respect to an underlier occurs or is continuing on the originally scheduled determination date or the first qualified trading day, the determination date will be the first following trading day on which the calculation agent determines that each underlier has had at least one trading day (from and including the originally scheduled determination date or the first qualified trading day, as applicable) on which no market disruption event has occurred or is continuing and the closing level of each underlier will be determined on or prior to the postponed determination date as set forth under “— Consequences of a market disruption event or a non-trading day” below. (In such case, the determination date may differ from the date on which the level of an underlier is determined for the purpose of the calculations to be performed on the determination date.) In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date, either due to the occurrence of serial non-trading days or due to the occurrence of one or more market disruption events. On such last possible determination date, if a market disruption event occurs or is continuing with respect to an underlier that has not yet had such a trading day on which no market disruption event has occurred or is continuing or if such last possible day is not a trading day with respect to such underlier, that day will nevertheless be the determination date.

Stated maturity date (set on the trade date): expected to be November 29, 2024, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day.  The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Closing level: on any trading day, with respect to an underlier, the closing sale price or last reported sale price, regular way, for such underlier on a per-share or other unit basis:

●	on the principal national securities exchange on which such underlier is listed for trading on that day, or
●	if such underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of such underlier.

If an underlier is not listed or traded as described above, then the closing level for such underlier on any day will be the average, as determined by the calculation agent, of the bid prices for such underlier obtained from as many dealers in such underlier selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or the company’s affiliates.

The closing level of an underlier is subject to adjustment as described under “— Anti-dilution adjustments” below.

Trading day: with respect to an underlier, a day on which (a) the exchange on which such underlier has its primary listing is open for trading and (b) the price of one share of such underlier is quoted by the exchange on which such underlier has its primary listing

Successor underlier: with respect to an underlier, any substitute underlier approved by the calculation agent as a successor as provided under “— Discontinuance or modification of an underlier” below

Underlier investment advisor: with respect to an underlier, at any time, the person or entity, including any successor investment advisor or trustee, as applicable, that serves as an investment advisor or trustee to such underlier as then in effect

Underlier stocks: with respect to an underlier, at any time, the stocks that comprise such underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to an underlier:

●

a suspension, absence or material limitation of trading in such underlier on its primary market for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●

a suspension, absence or material limitation of trading in option or futures contracts relating to such underlier in the primary market for those contracts for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●	such underlier does not trade on what was the primary market for such underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

●	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
●	a decision to permanently discontinue trading in option or futures contracts relating to such underlier.

For this purpose, an “absence of trading” in the primary securities market on which shares of such underlier are traded, or on which option or futures contracts, if available, relating to such underlier are traded, will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in shares of such underlier or in option or futures contracts, if available, relating to such underlier in the primary market for such underlier or those contracts, by reason of:

●	a price change exceeding limits set by that market
●	an imbalance of orders relating to the shares of such underlier or those contracts, or
●	a disparity in bid and ask quotes relating to the shares of such underlier or those contracts,

will constitute a suspension or material limitation of trading in shares of such underlier or those contracts in that market.

A market disruption event with respect to one underlier will not, by itself, constitute a market disruption event for any unaffected underlier.

Consequences of a market disruption event or a non-trading day: With respect to any underlier, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above. If the determination date is postponed to the last possible date due to the occurrence of serial non-trading days, the level of each underlier will be the calculation agent’s assessment of such level, in its sole discretion, on such last possible postponed determination date. If the determination date is postponed due to a market disruption event with respect to any underlier, the final underlier level with respect to the determination date will be calculated based on (i) for any underlier that is not affected by a market disruption event on the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on that date, (ii) for any underlier that is affected by a market disruption event on the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on the first following trading day on which no market disruption event exists for such underlier and (iii) the calculation agent’s assessment, in its sole discretion, of the level of any underlier on the last possible postponed determination date with respect to such underlier as to which a market disruption event continues through the last possible postponed determination date. As a result, this could result in the final underlier level on the determination date of each underlier being determined on different calendar dates. For the avoidance of doubt, once the closing level for an underlier is determined for the determination date, the occurrence of a later market disruption event or non-trading day will not alter such calculation.

Discontinuance or modification of an underlier: If an underlier is delisted from the exchange on which the underlier has its primary listing and its underlier investment advisor or anyone else publishes a substitute underlier that the calculation agent determines is comparable to such underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the cash settlement amount on the stated maturity date by reference to such successor underlier.

If the calculation agent determines that an underlier is delisted or withdrawn from the exchange on which the underlier has its primary listing and there is no successor underlier, the calculation agent will determine the cash settlement amount on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such underlier.

If the calculation agent determines that an underlier, the underlier stocks comprising such underlier or the method of calculating such underlier is changed at any time in any respect — including any split or reverse split of the underlier, a material change in the investment objective of the underlier and any addition, deletion or substitution and any reweighting or rebalancing of such underlier stocks and whether the change is made by the underlier investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in such underlier or the method of its calculation as it believes are appropriate to ensure that the levels of such underlier used to determine the cash settlement amount on the stated maturity date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to an underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution adjustments: the calculation agent will have discretion to adjust the closing level of an underlier if certain events occur (including those described above under “— Discontinuance or modification of an underlier”). In the event that any event other than a delisting or withdrawal from the relevant exchange occurs, the calculation agent shall determine whether and to what extent an adjustment should be made to the level of such underlier or any other term. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as a pre-paid derivative contract in respect of the underliers.

Overdue principal rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical closing levels of the underliers on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of any underlier will be on any day throughout the life of your notes or what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	125%
Trigger buffer level	with respect to each underlier, 70% of its initial underlier level
Cap level	with respect to each underlier, 154.4% of the initial underlier level
Maximum settlement amount	$1,680
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any underlier, any underlier stock, any policy of the applicable underlier investment advisor or any method by which the applicable underlying index sponsor calculates its underlying index

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier levels that will serve as the baseline for determining the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier levels may differ substantially from the underlier levels prior to the trade date. They may also differ substantially from the underlier levels at the time you purchase your notes.

For these reasons, the actual performance of the underliers over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-19. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity (as Percentage of Face Amount)
200.000%	168.000%
175.000%	168.000%
154.400%	168.000%
125.000%	131.250%
115.000%	118.750%
100.000%	100.000%
80.000%	100.000%
75.000%	100.000%
70.000%	100.000%
69.999%	69.999%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level of the lesser performing underlier were determined to be 25.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level of the lesser performing underlier were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 168.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of the lesser performing underlier over 154.400% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level of the lesser performing underlier were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels of the lesser performing underlier are expressed as percentages of its initial underlier level. The chart shows that any hypothetical final underlier level of the lesser performing underlier of less than 70.000% (the section left of the 70.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of the lesser performing underlier of greater than or equal to 154.400% (the section right of the 154.400% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-13.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier levels or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier levels determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 25 and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying underlier supplement no. 25 and the accompanying general terms supplement no. 2,913. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 2,913.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash settlement amount on your notes, if any, on the stated maturity date will be based on the performance of the lesser performing of the underliers as measured from their initial underlier levels set on the trade date to their closing levels on the determination date. If the final underlier level of any underlier is less than its trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) $1,000 times (ii) the lesser performing underlier return. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of any underlier over the life of your notes will be limited because of the maximum settlement amount. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of any underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underliers.

The Amount Payable on Your Notes Is Not Linked to the Levels of the Underliers at Any Time Other than the Determination Date

The final underlier level of each underlier will be based on the closing level of such underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of one underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop.  Although the actual closing levels of the underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the underliers on the determination date, you will not benefit from the closing levels of the underliers at any time other than on the determination date.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

The cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier. This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier

If the final underlier level of the lesser performing underlier is less than its trigger buffer level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a decrease in the final underlier level of the lesser performing underlier to its trigger buffer level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than its trigger buffer level will result in a loss of a significant portion of the face amount of the notes despite only a small change in the level of the lesser performing underlier.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may  be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●	the levels of the underliers;
●	the volatility - i.e., the frequency and magnitude of changes - in the closing levels of the underliers;
●	the dividend rates of the underlier stocks;
●

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier or underliers;

●	interest rates and yield rates in the market;
●	the time remaining until your notes mature; and
●

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the maximum settlement amount will permit a lower positive return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underliers or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the underliers and received the distributions paid on the shares of such underliers. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underliers. See “— You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underliers or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underliers or the underlier stocks or any other rights of a holder of any shares of the underliers or the underlier stocks. Your notes will be paid in cash, as will any coupon payments, and you will have no right to receive delivery of any shares of the underliers or any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

Additional Risks Related to the Underliers

Except to the Extent that the Common Stock of The Goldman Sachs Group, Inc. Is One of the Common Stocks Currently Held by an Underlier and One of the Common Stocks that Comprise Its Underlying Index, and Except to the Extent that GS&Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of an Underlier, There Is No Affiliation Between the Investment Advisor of Such Underlier or Its Underlying Index Sponsor and Us

The common stock of The Goldman Sachs Group, Inc. is one of the underlier stocks comprising the Financials Select Sector Index and is one of the common stocks currently held by the Financial Select Sector SPDR® Fund. In addition, GS&Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of the underliers, and, at any time, may hold shares of the underliers. Goldman Sachs is not otherwise affiliated with the underlier investment advisors, underlying index sponsors or the underlier stock issuers. We or our affiliates may currently or from time to time in the future engage in business with the underlier investment advisors, underlying index sponsors or the underlier stock issuers.

Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underliers, the underlying indices or the underlier stock issuers. You, as an investor in your notes, should make your own investigation into the underliers, the underlying indices and the underlier stock issuers. Other than as set forth herein with respect to The Goldman Sachs Group, Inc., neither the underlier investment advisors nor any of the other underlier index stock issuers are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the underlier investment advisors nor any of the other underlier stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the market value of your notes.

The Policies of the Investment Advisor of the Underliers, SSGA Funds Management, Inc., and the Sponsor of the Underlying Indices, S&P, Could Affect the Amount Payable on Your Notes and Their Market Value

The investment advisor of the underliers, SSGA Funds Management (“SSGA”), may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the underliers, additions, deletions or substitutions of securities in the underliers and the manner in which changes affecting the underlying index for any underlier is reflected in that underlier that could affect the market price of the shares of that underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of an underlier, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of an underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be GS&Co. — may determine the closing level of the underliers on the determination date — and thus the amount payable on the stated maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level of the underliers on the determination date, as applicable, and the amount payable on your notes more fully under “Terms and Conditions — Discontinuance or modification of an underlier” on page PS-5 of this pricing supplement.

In addition, S&P, the underlier sponsor of the underlying indices, owns each underlying index and is responsible for the design and maintenance of the underlying indices. The policies of the underlying index sponsor concerning the calculation of a particular underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in that underlying index, could affect the level of that underlying index and, consequently, could affect the market prices of shares of the related underlier and, therefore, the amount payable on your notes and their market value.

There is No Assurance That an Active Trading Market Will Continue for the Underliers or That There Will Be Liquidity in Any Such Trading Market; Further, the Underliers are Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the shares of the underliers are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any underlier or that there will be liquidity in the trading market.

In addition, each underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor for the Financial Select Sector SPDR® Fund may select up to 5% of such underlier’s assets to be invested in shares of equity securities that are not included in its underlying index. Additionally, the underlier investment advisor for the SPDR® S&P® Bank ETF may select up to 20% of such underlier’s assets to be invested in shares of equity securities that are not included in its underlying index. No underlier is actively managed and each underlier may be affected by a general decline in market segments relating to its underlying index.  Each underlier investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits.  The underlier investment advisor does not attempt to take defensive positions in declining markets. In addition, each underlier’s investment advisor may be permitted to engage in securities lending with respect to a portion of an underlier’s total assets, which could subject the underlier to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the underliers are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the underliers are subject to listing standards adopted by NYSE Arca. There can be no assurance that the underliers will continue to meet the applicable listing requirements, or that the underliers will not be delisted.

Each Underlier and Its Underlying Index are Different and the Performance of Each Underlier May Not Correlate With the Performance of its Underlying Index

Each underlier may not hold all or substantially all of the equity securities included in its underlying index and may hold securities or assets not included in its underlying index. For example, the SPDR® S&P® Bank ETF uses a representative sampling strategy to attempt to track the performance of its underlying index. Therefore, while the performance of each underlier is generally linked to the performance of its underlying index, the performance of each underlier is also linked in part to shares of equity securities not included in its underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with its underlier investment advisor.

Imperfect correlation between an underlier’s portfolio securities and those in its underlying index, rounding of prices, changes to its underlying index and regulatory requirements may cause tracking error, which is the divergence of an underlier’s performance from that of its underlying index.

In addition, the performance of each underlier will reflect additional transaction costs and fees that are not included in the calculation of its underlying index and this may increase the tracking error of each underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between each underlier and its underlying index. Finally, because the shares of each underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of an underlier may differ from the net asset value per share of that underlier.

For all of the foregoing reasons, the performance of any underlier may not correlate with the performance of its underlying index. Consequently, the cash settlement amount payable on your notes will not be the same as investing directly in each underlier or in each underlying index or in any of the respective underlier stocks or in any of the respective stocks comprising such underlying index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of each underlying index.

Additional Risks Related to the Financial Select Sector SPDR® Fund

The Financial Select Sector SPDR® Fund Was Reconstituted in September 2016 and No Longer Provides Exposure to the Real Estate Sector

Effective as of the close of business on September 16, 2016, the Financials Select Sector Index was reconstituted to eliminate the stocks of companies involved in the real estate industry (other than mortgage real estate investment trusts) (“real estate stocks”). In order to facilitate an efficient transition to its reconstituted underlying index, the Financial Select Sector SPDR® Fund exchanged its real estate stocks for shares of the Real Estate Select Sector SPDR® Fund and then distributed those shares to its holders as a special share distribution with an ex-date of September 19, 2016. The Financial Select Sector SPDR® Fund now tracks the performance of only those financial company stocks that remain in its underlying index following its reconstitution, which exclude real estate stocks. Consequently, the Financial Select Sector SPDR® Fund is less diversified than it was before this change to its portfolio. For more information, please see “The Financial Select Sector SPDR® Fund Is Concentrated in the Financial Sector and Does Not Provide Diversified Exposure” below.

The distributed shares of the Real Estate Select Sector SPDR® Fund represented a significant percentage (approximately 18.8%) of the net asset value of the Financial Select Sector SPDR® Fund as of September 16, 2016 and the reconstitution of the Financial Select Sector SPDR® Fund could adversely affect the performance of the Financial Select Sector SPDR® Fund and the return on the notes. In addition, because the reconstituted Financial Select Sector SPDR® Fund has no historical closing levels prior to September 19, 2016, limited historical information regarding the reconstituted Financial Select Sector SPDR® Fund will be available for you to consider in making an independent investigation of the Financial Select Sector SPDR® Fund performance, which may make it difficult for you to make an informed decision with respect to the notes.

Moreover, the historical performance of the Financial Select Sector SPDR® Fund prior to its reconstitution might have been meaningfully different had the Financial Select Sector SPDR® Fund not held real estate stocks at that time. Please see “The Underliers - Historical Closing Levels of the Underliers - Hypothetical Adjusted End of Month Closing Levels of the Financials Select Sector Index, the Underlying Index for the Financial Select Sector SPDR® Fund, Through August 31, 2016” below for hypothetical performance information for the underlying index.

The Financial Select Sector SPDR® Fund is Concentrated in the Financial Sector and Does Not Provide Diversified Exposure

The Financial Select Sector SPDR® Fund is not diversified. The Financial Select Sector SPDR® Fund assets are concentrated in the Financials sector, which means that the Financial Select Sector SPDR® Fund is more likely to be more adversely affected by any negative performance of the Financials sector than an ETF that has more diversified holdings across a number of sectors. Companies in the Financials sector can be affected by, among other things, business cycle fluctuations, competition, government regulation, a change in interest rates, and a change in a company’s credit rating. In addition, effective on September 16, 2016, the underlying index was reconstituted to eliminate real estate stocks, which reduced the diversification of the Financial Select Sector SPDR® Fund assets. It is possible that the real estate stocks eliminated from the underlying index will perform better than the reconstituted underlying index, in which case the performance of your notes will be less than if the underlying index (and the Financial Select Sector SPDR® Fund) had not been reconstituted.

The Financial Select Sector SPDR® Fund May Be Disproportionately Affected By the Performance of a Small Number of Stocks

Although the Financial Select Sector SPDR® Fund holds 65 stocks as of November 16, 2021, approximately 30.79% of the Financial Select Sector SPDR® Fund is invested in just 3 stocks - Berkshire Hathaway Inc. Class B, JPMorgan Chase & Co. and Bank of America Corp. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the level of the Financial Select Sector SPDR® Fund even if none of the other stocks held by the Financial Select Sector SPDR® Fund are affected by such events. Because of the weighting of the holdings of the Financial Select Sector SPDR® Fund, the amount you receive at maturity could be less than the cash settlement amount you would have received if you had invested in a product linked to an underlier that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such underlier.

Additional Risks Related to the SPDR® S&P® Bank ETF

The SPDR® S&P® Bank ETF is Concentrated in Banking Companies and Does Not Provide Diversified Exposure

The SPDR® S&P® Bank ETF is not diversified. The SPDR® S&P® Bank ETF’s assets will be concentrated in banking companies, which means the SPDR® S&P® Bank ETF is more likely to be adversely affected by any negative performance of banking companies than an underlier that has more diversified holdings across a number of sectors. Stock prices for banking companies are affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments those companies can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability for banking companies is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banks may also be subject to severe price competition, as competition is high among banking companies and failure to maintain or increase market share may result in lost market value. In addition, changes in governmental regulation and oversight of financial institutions such as banks and broker-dealers may have an adverse effect on the financial condition of a financial institution and changes in the creditworthiness of financial institutions may adversely affect the values of instruments of issuers in financial industries.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS

Financial Select Sector SPDR® Fund

The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before expenses, of the Financials Select Sector Index. The investment advisor of the Financial Select Sector SPDR® Fund uses a replication strategy to attempt to track the Financials Select Sector Index, which means that the underlier generally invests in substantially all of the securities represented in the Financials Select Sector Index in approximately the same proportions as the Financials Select Sector Index.

The Financials Select Sector Index is a float-adjusted market capitalization index comprised of the constituents of the S&P 500® Index that are assigned to the Global Industry Classification Standard Financials sector.

For more details about the underlier, the investment advisor and the underlying index, see “The Underliers — The Financial Select Sector SPDR Fund” on page S-135 of the accompanying underlier supplement no. 25.

SPDR® S&P® Bank ETF

The shares of the SPDR® S&P® Bank ETF (the “ETF”) are issued by the SPDR® Series Trust (the “trust”), a registered investment company.

•	The ETF seeks investment results that, before fees and expenses, correspond generally to the total return performance of the S&P Banks Select Industry Index (the “index”).
•	The ETF’s investment advisor is SSGA Funds Management, Inc. (“SSGA”).
•	The ETF’s shares trade on the NYSE Arca under the ticker symbol “KBE”.
•	The trust’s SEC CIK Number is 0001064642.
•	The ETF’s inception date was November 8, 2005.
•	The ETF’s shares are issued or redeemed only in large blocks of shares called creation units.

We obtained the following fee information from the SPDR® website without independent verification.  SSGA is entitled to receive a management fee from the ETF based on a percentage of the ETF’s average daily net assets at an annual rate of 0.35% of the average daily net assets of the ETF.  From time to time, SSGA may waive all or a portion of its fee, although it does not currently intend to do so.  SSGA pays all expenses of the ETF other than the management fee, brokerage expenses, taxes, interest, fees and expenses of the independent trustees (including any trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and other extraordinary expenses. As of September 30, 2021, the gross expense ratio of the ETF was 0.35% per annum.

For additional information regarding the trust or SSGA, please consult the reports (including the Annual Report to Shareholders on Form N−CSR for the fiscal year ended June 30, 2021) and other information the trust files with the SEC.  In addition, information regarding the ETF (including the top ten holdings and weights and sector weights), may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at ssga.com/us/en/intermediary/etfs/funds/spdr-sp-bank-etf-kbe.  We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The ETF seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Banks Select Industry Index (the “index”).

The ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the ETF is not required to purchase all of the securities represented in the index. Instead, the ETF may purchase a subset of the securities in the index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the index.  Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the index.  The ETF will provide shareholders with at least 60 days’ notice prior to any change in this 80% investment policy. In addition, the ETF may invest in equity securities not included in the index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA).  Futures contracts (a type of derivative instrument) may be used by the ETF in seeking performance that corresponds to the index and in managing cash flows. Also, the ETF may lend securities representing up to 40% of the value of the ETF's net assets.

In certain situations or market conditions, the ETF may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the ETF’s investment objective and is in the best interest of the ETF.  For example, the ETF may make larger than normal investments in derivatives to maintain exposure to the index if it is unable to invest directly in a component security.

The board may change the ETF’s investment strategy, index and other policies without shareholder approval.  The board may also change the ETF’s investment objective without shareholder approval.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Correlation

Although SSGA seeks to track the performance of the index (i.e., achieve a high degree of correlation with the index), the ETF’s return may not match the return of the index. The ETF incurs a number of operating expenses not applicable to the index, and incurs costs in buying and selling securities. In addition, the ETF may not be fully invested at times, generally as a result of cash flows into or out of the ETF or reserves of cash held by the ETF to meet redemptions. SSGA may attempt to track the index return by investing in fewer than all of the securities in the index, or in some securities not included in the index, potentially increasing the risk of divergence between the ETF’s return and that of the index.

Industry Concentration Policy

The ETF’s assets may concentrated in an industry or group of industries, but only to the extent that the index concentrates in a particular industry or group of industries. By focusing its investments in a particular industry or sector, financial, economic, business and other developments affecting issuers in that industry, market or economic sector will have a greater effect on the ETF than if it had not focused its assets in that industry, market or economic sector, which may increase the volatility of the ETF.

Share Prices and the Secondary Market

The trading prices of shares of the ETF will fluctuate continuously throughout trading hours based on market supply and demand rather than the ETF’s net asset value, which is calculated at the end of each business day. The trading prices of the ETF’s shares may differ (and may deviate significantly during periods of market volatility) from the ETF’s daily net asset value. In addition, the issuance or redemption of ETF shares to or from certain institutional investors, which are done only in large blocks of at least 50,000, may cause temporary dislocations in the market price of the shares.

S&P Banks Select Industry Index

The S&P Banks Select Industry Index (Bloomberg symbol, “SPSIBKT Index”) is managed by S&P Dow Jones Indices LLC (“S&P”) and is a modified equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries and (ii) satisfy certain liquidity and market capitalization requirements. The S&P Total Market Index tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA) or Cboe EDGX (formerly Bats EDGX). The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock, or company, has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.

The ETF tracks the performance of the total return version of the index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the ETF tracks the performance of the total return version of the index, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Eligibility for Inclusion in the Index

Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To qualify for membership in the index, at each quarterly rebalancing a stock must satisfy the following criteria: (i) be a member of the S&P Total Market Index; (ii) be assigned to the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries; and (iii) meet one of the following float-adjusted market capitalization (FAMC) and float-adjusted liquidity ratio (FALR) requirements: (a) be a current constituent of the index and have a FAMC greater than or equal to $300 million and have a FALR greater than or equal to 50%; (b) have an FAMC greater than or equal to $500 million and a FALR greater than or equal to 90%; or (c) have an FAMC greater than or equal to $400 million and a FALR greater than or equal to 150%. The FALR is defined as the dollar value traded over the previous 12 months divided by the FAMC as of the index’s rebalancing reference date.

All stocks in the related GICS® sub-industries satisfying the above requirements are included in the index and the total number of stocks in the index should be at least 35. If there are fewer than 35 stocks in the index, the market capitalization requirements may be relaxed to reach at least 22 stocks.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Calculation of the Total Return of the Index

The ETF tracks the performance of the “total return” version of the index. The total return calculation begins with the price return of the index. The price return index is calculated as the index market value divided by the divisor. In an equal-weighted index like the index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments (i.e., modifications) are also made to ensure that no stock in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the index committee, as defined below.

The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 stocks as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the index, it may be retained in the index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Dividends are reinvested in the index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the rebalancing month are used for setting index weights. Existing stocks in the index are removed at the quarterly rebalancing if either their FAMC falls below $300 million or their FALR falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not belong to a qualifying sub-industry after the classification change, it is removed from the index on the next rebalancing date.

In the case of mergers involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements. Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.

The table below summarizes the types of index maintenance adjustments:

Corporate Action	Treatment
Company addition/deletion

Addition Only

Stocks are added between rebalancings only if a deletion in the index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition.

Deletion Only

The weights of all stocks in the index will proportionately change, due to the absolute change in the number of index constituents. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization.

Change in shares outstanding	Shares outstanding changes are offset by an adjustment factor (AWF). There is no change to the index market capitalization and no divisor adjustment.
Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Spin-off

In general, both the parent and spinoff company will remain in the index until the subsequent rebalancing. The spin-off company is added to the index at a zero price at the close of the day before the ex-date. No price adjustment is applied to the parent and there is no divisor change. If the spin-off company is dropped from the S&P Total Market Index, the weight of the spun-off company is added back to the parent stock’s weight after at least one day of trading.

Change in IWF	IWF changes are offset by an adjustment factor. There is no change to the index market capitalization and no divisor adjustment.
Ordinary dividend

When a company pays an ordinary cash dividend, also referred to as a regular cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result there are no divisor adjustments to the index. Ordinary dividends are reinvested across the index.

Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment.
Rights offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The change in price and shares is offset by an adjustment factor to keep the index market capitalization (stock weight) unchanged. There is no change to the index market capitalization and no divisor adjustment.

Index Committee

An index committee (the “index committee”) maintains the index and consists of full-time professional members of S&P staff. At regular meetings, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the index and any significant market events.  The index committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

(i)

If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)	If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)

If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

“SPDR®” is a registered trademark of Standard & Poor's Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The offered notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the offered notes.

Historical Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underliers have recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of any underlier or the underlier stocks will result in you receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underliers. The actual performance of an underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of each underlier from January 1, 2016 through November 16, 2021. As a result, the following graphs do not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity ETFs. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Financial Select Sector SPDR® Fund

Hypothetical Adjusted End of Month Closing Levels of the Financials Select Sector Index, the Underlying Index for the Financial Select Sector SPDR® Fund, Through August 31, 2016

As discussed under “The Underliers — The Financial Select Sector SPDR Fund” in the accompanying underlier supplement no. 25, the Financials Select Sector Index was recently reconstituted to eliminate the stocks of companies involved in the real estate industry (other than mortgage real estate investment trusts).  Therefore, unadjusted historical closing levels have not been included in the graph below.

The blue line (“weight-adjusted IXM close”) in the graph below shows hypothetical weight-adjusted month-end closing levels of the Financials Select Sector Index from January 31, 2011 through August 31, 2016. The hypothetical weight-adjusted IXM month-end closing data is produced on any such day by retroactively removing real estate stocks from the constituents of the Financials Select Sector Index on such day and adjusting the historical level of the underlying index based upon the percentage weight represented by all non-real estate constituents on such day. This hypothetical weight-adjusted approach is intended to simulate the performance of the Financials Select Sector Index had the underlying index not held real estate stocks prior to the reconstitution on September 16, 2016 discussed under “The Underliers — Financial Select Sector SPDR® Fund” in the accompanying underlier supplement no. 25, while accounting for the dynamic nature of the underlying index as constituent weightings change over time. To create this hypothetical weight-adjusted performance data, historical weights and constituents as of the last calendar day of each month through August 31, 2016 were obtained from S&P Dow Jones Indices LLC, without independent verification.

For comparative purposes, the green line (“static factor-adjusted IXM close”) in the graph below shows hypothetical static factor-adjusted month-end closing levels of the Financials Select Sector Index using a static adjustment factor of 0.812017. The static adjustment factor was obtained from Bloomberg Financial Services for use with historical prices of the Financial Select Sector SPDR® Fund and was applied retroactively by us to the historical month-end closing levels of the Financials Select Sector Index through August 31, 2016. This static adjustment factor reflects the relative value of the components of the Financial Select Sector SPDR® Fund immediately after the removal of real estate stocks from the constituents of the Financial Select Sector SPDR® Fund on September 16, 2016 as compared to the value of the components of the prior to such removal.

We provide both the hypothetical weight-adjusted month-end closing levels and the hypothetical static factor-adjusted month-end closing levels to help gauge whether application of the static adjustment factor (used by Bloomberg for the historical underlier closing levels) is a reasonable estimate of historical Financials Select Sector Index levels and historical closing levels of the Financial Select Sector SPDR® Fund with real estate stocks removed. Neither the hypothetical weight-adjusted month-end closing levels reflected below nor the hypothetical static factor-adjusted month-end closing levels reflected below are indicative of the future performance of the Financials Select Sector Index.

Although the Financial Select Sector SPDR® Fund seeks to track the performance of the Financials Select Sector Index as closely as possible, the Financial Select Sector SPDR® Fund’s return may not match or achieve a high degree of correlation with the return of the Financials Select Sector Index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.  For a discussion of these reasons, please see “Additional Risk Factors Specific to Your Notes — Each Underlier and Its Underlying Index are Different and the Performance of Each Underlier May Not Correlate With the Performance of its Underlying Index” above.

Historical Performance of the SPDR® S&P® Bank ETF

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a life insurance company;
●	a tax exempt organization;
●	a partnership;
●	a regulated investment company;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a person that owns a note as a hedge or that is hedged against interest rate risks;
●	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Holders” in the accompanying prospectus.

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — Non-United States Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the underliers during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-49 of the accompanying general terms supplement no. 2,913 and “Plan of Distribution — Conflicts of Interest” on page 129 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. The original issue price for notes purchased by certain retirement accounts and certain fee-based advisory accounts will be       % of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such notes to       %. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer affiliated with GS Finance Corp.

We expect to deliver the notes against payment therefor in New York, New York on November 29, 2021. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying underlier supplement no. 25, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying underlier supplement no. 25, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying underlier supplement no. 25, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$

GS Finance Corp.

ETF-Linked Notes due

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC